News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING PROVIDES NOTICE OF RELEASE OF 2006 THIRD QUARTER FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, October 6, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) will release its 2006 third quarter financial results on Monday, October 23, 2006.

Jim Popowich, President of Fording Canadian Coal Trust, will host a conference call with analysts to discuss the results on Tuesday, October 24, 2006, at 8:00 a.m. MST, 10:00 a.m. EST. Individual investors and the media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-814-3911 or 416-644-3414 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Tuesday, October 31, 2006 by dialling 1-877-289-8525 or 416-640-1917 and entering pass code 21205984 followed by the number sign.

A live and archived audio Webcast / Podcast of the conference call will also be available on Fording’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Catherine Hart

Investor Relations Analyst

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca